DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
[redacted] T AM MAIN

ISENADA, 2
ESPAÑA

NGI
TOKYO 106-6033

3A CHATER ROAD
HONG KONG

RECEIVED 2005 OCT 19 P 5:03

05011844

October 14, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Press release entitled, "FCC Buys a Paper Recycling Company. The Group Consolidates its Industrial Waste Treatment Business."

II. Press release dated October 13, 2005, entitled, "FCC Takes Control of Entemanser and Becomes the Leading Operator in the Water Market on the Canary Islands."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

<u>By Hand Delivery</u>

dlw 10/19

FCC BUYS A PAPER RECYCLING COMPANY

THE GROUP CONSOLIDATES ITS INDUSTRIAL WASTE TREATMENT BUSINESS

FCC has acquired the Hernández Cerrajero-Marepa Group, which is in the business of recycling (recovering, classifying and treating) used paper and cardboard from both industry in general and sorted home pickup. The investment cost a total of 50.1 million euros.

With this acquisition, the FCC Group has entered the paper treatment field and fully rounded out the activities of its Industrial Waste Treatment Division, whose revenues will come to 145 million euros a year.

Hernández Cerrajero-Marepa treats over 300,000 metric tons of waste a year, making it one of Spain's biggest waste managers, with an estimated turnover of 32 million euros for the upcoming fiscal year.

The group comprises six companies:
o Manipulación y Recuperación, S.A.,
o Papeles Hernández e Hijos, S.A.
o Industrias Sangar, S.A.,
o Papeles Vela, S.A.,
o Recuperaciones Madrileñas del Papel, S.A.
o Recuperados Extremeños, S.A.

It has two treatment plants in Madrid and one each in Barcelona, Toledo, Valladolid, Ávila, Cáceres and Asturias.

This new business will be assigned to Ámbito, the brand name for innocuous and hazardous industrial waste management in the FCC Group, and Ámbito will as a result hold an even stronger position in its sector.

There are currently 29 companies in Ámbito, which in Spain manage eight industrial waste dumps, 14 transfer centres, 15 treatment plants and three bases for industrial cleaning lorries.

During 2004 they managed 910,000 metric tons of waste and treated over 420,000 m^3 of contaminated soil.

FCC has also started to expand internationally in this business. In June last, the Portuguese government awarded FCC the first Portuguese licence to install and operate an integrated centre for the recovery (including energy recovery) and elimination of hazardous waste.

This facility is located in the municipality of Chamusca, in the Ribatejo district of Portugal, about 80 kilometres east of Lisbon. It will have a useful lifetime of about 25 years, and its total turnover will come to about 200 million euros.

It is the first industrial waste treatment plant to be built in Portugal, and it will help solve the problem of the right treatment to apply to the hazardous industrial waste the country produces.

File No. 82-3743

FCC TAKES CONTROL OF ENTEMANSER AND BECOMES THE LEADING OPERATOR IN THE WATER MARKET ON THE CANARY ISLANDS
13-10-2005

The FCC Group, through its subsidiary Aqualia, has taken control of the Tenerife-based company Entemanser S.A. to become the archipelago's leading private operator in the water sector. A total of 75 million euros will be invested.

This operation comes on the heels of another acquisition, at the beginning of the year, of the company Gansa, which operates in the north of the island of Gran Canaria and the recent contract awarded by the Gran Canaria inter-island council to manage 14 water treatment plants.

Entemanser, which specialises in comprehensive water management, operates in the south of the island of Tenerife. It also manages a contract for the construction and operation of four desalination plants on the Galápagos Islands, awarded by the government of Ecuador in a closely disputed tender process and supervised by the Darwin Ecological Foundation.

Entemanser, which serves a population of more than 230,000 inhabitants, supplies 14 million cubic metres of water annually and has revenues of 30 million euros.

It is a very efficient company for which Aqualia will pay 8.6 times its EBITDA after the cash deduction. In recent months, the leading Spanish companies operating in this sector had expressed an interest in acquiring the company.

The Canary Island water market is in full progression, with annual growth rates in excess of 10%.

Under the collaboration agreement with the former owners, Francisco and Miguel Galindo, they will continue as partners and will participate actively in the company's management, which means that the position of Entemanser in the Canary Islands will be maintained and there will be clear opportunities for growth by undertaking numerous projects together in the future.

FCC controls 33% of the Spanish market working under an indirect management formula (concessions or joint ventures). It operates in more than 700 municipalities across Spain with turnover of nearly 550 million euros, a portfolio of 5,500 million and annual growth of 15%.

This investment is a good example of the business strategy of FCC focused on making investments in Spain and abroad in the three main sectors where it operates: construction, services and cement.

It is in the process of expanding internationally and recently signed a 25-year contract for wastewater treatment in Benghu in the Anhui province of the Peoples Republic of China, which calls for an expected investment of 49 million euros and revenues of 500 million euros.